Exhibit 1

THIS NOTE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY JURISDICTION.  THIS NOTE MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.  BY ACQUIRING THIS NOTE, THE HOLDER REPRESENTS THAT THE HOLDER WILL NOT SELL OR OTHERWISE DISPOSE OF THIS NOTE WITHOUT REGISTRATION OR EXEMPTION THEREFROM.

SENIOR PROMISSORY NOTE

$2,400,000	September 25, 2019

For value received, Cohen & Company Inc. (formerly Institutional Financial Markets, Inc.), a Maryland corporation (together with its successors and assigns, the “Company”), promises to pay to the EBC 2013 Family Trust (the “Holder”), the principal amount of $2,400,000, together with all accrued and unpaid interest thereon.  This Senior Promissory Note (this “Note”) amends and restates the Convertible Senior Promissory Note, dated September 25, 2013, issued by the Company to the Holder in the aggregate principal amount of $2,400,000, as amended (the “Original Note”).

This Note is subject to the following terms and conditions:

1.             Defined Terms.  Capitalized terms used in this Note but otherwise not defined herein shall have the following meanings:

(a)           “Affiliate” means, with respect to a Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person at any time during the period for which the determination of affiliation is being made.  For purposes of this definition, the terms “control,” “controlling,” “controlled” and words of similar import, when used in this context, mean, with respect to any Person, the possession, directly or indirectly, of the power to direct, or cause the direction of, management policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

(b)           “Assets” means all of the properties and assets of the Company or of any subsidiary of the Company, whether real, personal or mixed, tangible or intangible, wherever located, whether now owned or hereafter acquired.

(c)           “Board of Directors” means the board of directors of the Company.

(d)           “Encumbrance” means any lien, security interest, pledge, mortgage, easement, leasehold, assessment, tax, covenant, reservation, conditional sale, prior assignment, or any other encumbrance, claim, burden or charge of any nature whatsoever.

(e)           “Governmental Authority” means any foreign, federal, state or local government, or any political subdivision thereof, or any court, agency or other body, organization, group, stock market or exchange exercising any executive, legislative, judicial, quasi-judicial, regulatory or administrative function of government.

(f)            “Indebtedness” means, with respect to a specified Person:  (a) all indebtedness of such Person for borrowed money; (b) all obligations of such Person for the deferred purchase price of property or services (other than current accounts payable and accrued expenses incurred in the ordinary course of business irrespective of when paid); (c) all obligations of such Person evidenced by bonds, debentures, notes, loan agreements, credit agreements or other similar instruments; (d) all obligations and liabilities of such Person created or arising under any conditional sales or other title retention agreements with respect to property used and/or acquired by such Person; (e) all capitalized lease obligations of such Person; (f) all aggregate mark-to-market exposure of such Person under hedging agreements; (g) all obligations in respect of letters of credit (whether drawn or supporting obligations that constitute Indebtedness) and bankers’ acceptances; (h) all obligations referred to in clauses (a) through (g) of this definition of another Person guaranteed by the specified Person or secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) an Encumbrance upon property owned by the specified Person, whether or not the specified Person has assumed or become liable for the payment of such Indebtedness.

(g)           “Judgment” means any order, ruling, writ, injunction, fine, citation, award, decree, or any other judgment of any nature whatsoever of any Governmental Authority.

(h)           “Original Note Date” means September 25, 2013.

(i)            “Person” means any individual, sole proprietorship, joint venture, partnership, company, corporation, association, cooperation, trust, estate, Governmental Authority, or any other entity of any nature whatsoever.

(j)            “Proceeding” means any demand, claim, suit, action, litigation, investigation, audit, study, arbitration, administrative hearing, or any other proceeding of any nature whatsoever.

(k)           “Senior” means that, in the event of any default in the payment of the obligations represented by this Note or of any liquidation, insolvency, bankruptcy, reorganization or similar proceedings relating to the Company, all amounts payable under this Note shall first be paid in full before any payment is made upon any other Indebtedness incurred following the Original Note Date (including any Indebtedness guaranteed by the Company) or any subordinated or junior subordinated Indebtedness outstanding as of the Original Note Date, and, in any such event, any payment or distribution of any character which shall be made in respect of any other Indebtedness of Company shall be paid to the Holder for application to the payment hereof, unless and until the obligations under this Note shall have been paid and satisfied in full.

2.             Note.

(a)           Maturity.  The unpaid principal amount and all accrued but unpaid interest hereunder shall be due and payable in full on September 25, 2020 (the “Maturity Date”).

(b)           Interest.  Interest shall accrue from the date of this Note on the unpaid principal amount at a rate equal to twelve percent (12%) per annum, computed on the basis of the actual number of days elapsed and a year of 365 days from the date of this Note until the principal amount and all interest accrued but unpaid thereon are paid.  Interest shall be payable in cash quarterly on each January 1, April 1, July 1, and October 1 (each, an “Interest Payment Date”) until the Maturity Date, commencing on January 1, 2020; provided, however, that if no Event of Default (as defined below) has occurred, (i) in the event that dividends of less than Twenty Cents ($0.20) per share are paid on the common stock of the Company, par value $0.01 per share “Common Stock”) in the fiscal quarter prior to any Interest Payment Date, then the Company shall have the option, in its sole discretion, to pay one-half of the interest payable on such Interest Payment Date in cash, in which event the remaining one-half of the interest otherwise payable on such Interest Payment Date shall accrue and be added to the Outstanding Amount as of such Interest Payment Date; and (ii) in the event that no dividends are paid on the Common Stock in the fiscal quarter prior to such Interest Payment Date, then the Company shall have the option, in its sole discretion, to make no payment in cash of the interest payable on such Interest Payment Date, in which event all of the interest otherwise payable on such Interest Payment Date shall accrue and be added to the outstanding amount of principal hereunder as of such Interest Payment Date; provided, further, that if the Company takes an action permitted under clause (i) or (ii) above, it will provide written notice to the Holder at least ten (10) days prior to the relevant Interest Payment Date.  Such notice shall set forth the amount of interest in cash not paid, as well as the revised outstanding amount of principal hereunder.  Upon the occurrence of any Event of Default and after any applicable cure period as described in Section 7 and for so long as such Event of Default continues, all principal, interest and other amounts payable under this Note shall bear interest at a rate equal to nine percent (13%) per annum (the “Default Rate”).

(c)           Prepayment Without Consent.  This Note may be prepaid in whole or in part at any time or from time to time prior to the Maturity Date without the prior written consent of the Holder and without penalty or premium by paying the principal amount to be prepaid together with accrued interest thereon to the date of prepayment.

3.             Covenants of the Company.  The Company covenants to the Holder that, from the date hereof until all principal, interest and other amounts payable under this Note have been paid in full, the Company shall, except as otherwise agreed in writing by the Holder:

(a)           punctually pay the principal and interest payable on this Note, and any other amount due and payable under this Note in the manner specified in this Note;

(b)           give written notice promptly to the Holder of any condition or event that constitutes, or is reasonably expected to constitute, an Event of Default;

(c)           not avoid or seek to avoid the observance or performance of any of the terms of this Note through any reorganization, recapitalization, transfer of assets or other voluntary action; and

(d)           not create or incur any Encumbrance in or on its property or Assets, whether now owned or hereinafter acquired, or upon any income or revenues or rights therefrom, except:

(i)            Encumbrances existing on the date hereof and previously disclosed to the Holder;

(ii)           Encumbrances for property taxes and assessments or other governmental charges or levies and liens that are not overdue for more than ninety (90) days; or

(iii)          Encumbrances of or resulting from any Judgment, the time for appeal or petition for rehearing of which shall not have expired or in respect of which the Company shall in good faith be prosecuting an appeal or other Proceeding for a review and in respect of which a stay of execution pending such appeal or Proceeding shall have been secured.

4.             Form of Payment.  Except as otherwise set forth herein, all payments due hereunder shall be made in lawful money of the United States of America to such account or at such place as may be designated in writing by the Holder from time to time.  Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal.

5.             Priorities.  The indebtedness evidenced by this Note and the payment of all principal, interest and any other amounts payable hereunder is a senior obligation of the Company and shall:  (i) be Senior to, and have priority in right of payment over, all Indebtedness of the Company incurred following the Original Note Date and any subordinated or junior subordinated Indebtedness outstanding as of the Original Note Date, and (ii) rank pari passu to that certain Senior Promissory Note, dated of even date herewith, issued by the Company to The Edward E. Cohen IRA in the aggregate principal amount of $4,385,628 and any other senior obligations of the Company outstanding as of the date hereof.

6.             Events of Default.  An “Event of Default” shall be deemed to have occurred if:

(a)           subject to the accrual of interest as provided in Section 1(b) hereof, the Company shall fail to pay as and when due any principal or interest hereunder and such nonpayment shall continue uncured for a period of five (5) business days;

(b)           except for an event described in Section 7(a), the Company fails to perform any covenant or agreement hereunder, and such failure continues or is not cured within five (5) business days after written notice by the Holder to the Company;

(c)           the Company or any significant subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) (a “Significant Subsidiary”) applies for or consents to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) makes a general assignment for the benefit of itself or any of its creditors, or (iii) commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect;

(d)           proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or any Significant Subsidiary, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or any Significant Subsidiary, or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect are commenced and an order for relief entered or such proceeding is not dismissed or discharged within ninety (90) days of commencement;

(e)           there is entered against the Company or any subsidiary of the Company a final Judgment for the payment of money in an aggregate amount exceeding $300,000 and such Judgment shall remain unsatisfied or without a stay in respect thereof for a period of thirty (30) days;

(f)            the Company or any subsidiary of the Company shall fail to pay when due any obligation, whether direct or contingent, for Indebtedness exceeding $300,000, or shall breach or default with respect to any term of any loan agreement, mortgage, indenture or other agreement pursuant to which such obligation for Indebtedness was created or securing such obligation if the effect of such breach or default is to cause, or to permit the holder or holders of that Indebtedness (or a trustee on behalf of such holder or holders), to cause that Indebtedness to become or be declared due and payable (or redeemable) prior to its stated maturity or the stated maturity of any underlying obligation, as the case may be; or

(g)           a Change in Control shall have occurred.  For purposes of this Note, the term “Change in Control” shall mean any one of the following events:  (i) any Person or group (other than the Holder, Daniel G. Cohen, any member of Daniel G. Cohen’s immediate family, and any controlled Affiliates of the foregoing) is or becomes a beneficial owner, directly or indirectly, of more than 50% of the aggregate voting power represented by all issued and outstanding capital stock of the Company, (ii) individuals who, on the date hereof, constitute the Board of Directors (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board of Directors; provided that any person becoming a director subsequent to the date hereof whose election or nomination for election was approved by a majority of the Incumbent Directors then on the Board of Directors (either by a specific vote or by approval of the proxy statement of the relevant party in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director (except that no individuals who were not directors at the time any contested election is reached shall be treated as Incumbent Directors); (iii) the stockholders of the Company approve a plan of liquidation or dissolution of the Company or a sale of all or substantially all of the Company’s assets; or (iv) the Company has entered into a definitive agreement, the consummation of which would result in the occurrence of any of the events described in clauses (i) through (iii) of this definition above.

Upon the occurrence or existence of any Event of Default described in Section 7(a), Section 7(b), Section 7(e), Section 7(f) or Section 7(g) and at any time thereafter during the continuance of such Event of Default, the Holder may, by written notice to the Company, declare the entire unpaid principal amount outstanding and all interest accrued and unpaid on the Note to be immediately due and payable without presentment, demand, protest or any other notice or demand of any kind.  Upon the occurrence or existence of any Event of Default described in Section 7(c) or Section 7(d), immediately and without notice, the entire unpaid principal amount outstanding and all interest accrued and unpaid on the Note shall automatically become immediately due and payable, without presentment, demand, protest or any other notice or demand of any kind.  Upon the occurrence of any Event of Default and after any applicable cure period as described herein and for so long as such Event of Default continues, all principal, interest and other amounts payable under this Note shall bear interest at the Default Rate.  In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, the Holder may exercise any other right power or remedy granted to it by this Note or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

7.             Miscellaneous.

(a)           This Note amends and restates the Original Note in its entirety.

(b)           This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of New York without regard to its conflicts of law principles or the conflicts of law principles of any other state in either case that would result in the application of the laws of any other state.

(c)           All notices of request, demand and other communications hereunder shall be addressed to the parties as follows:

If to the Company:	Cohen & Company Inc. Cira Centre 2929 Arch Street, Suite 1703 Philadelphia, Pennsylvania 19104 Attn: Joseph W. Pooler, Jr. Facsimile: (215) 701-8279 E-mail: jpooler@cohenandcompany.com and to:

Cohen & Company Inc. 3 Columbus Circle, 24th Floor, New York, New York 10019 Attn: Rachael Fink Facsimile: (866) 543-2907 E-mail: rfink@ cohenandcompany.com

With a copy to:	Duane Morris LLP 430 South 17th Street Philadelphia, Pennsylvania 19103 Attn: Darrick M. Mix Facsimile: (215) 405-2906 Email: dmix@duanemorris.com

If to Holder:	EBC 2013 Family Trust c/o Cohen & Company Inc. Cira Centre 2929 Arch Street, Suite 1703 Philadelphia, PA 19104 Attn: Messrs. Cohen, Licht and Blomstrom

unless the address is changed by the party by like notice given to the other parties. Notice shall be in writing and shall be deemed delivered: (i) if mailed by certified mail, return receipt requested, postage prepaid and properly addressed to the address above, then three (3) business days after deposit of same in a regularly maintained U.S. Mail receptacle; or (ii) if mailed by Federal Express (FedEx), the United Parcel Service (UPS), or another nationally recognized overnight courier service, next business morning delivery, then one (1) business day after deposit of same in a regularly maintained receptacle of such overnight courier; or (iii) if hand delivered, then upon hand delivery thereof to the address indicated on or prior to 5:00 p.m., New York City time, on a business day. Any notice hand delivered after 5:00 p.m. New York City time, shall be deemed delivered on the following business day. Notwithstanding the foregoing, notices, consents, waivers or other communications referred to in this Agreement may be sent by facsimile, e-mail, or other method of delivery, but shall be deemed to have been delivered only when the sending party has confirmed (by reply e-mail or some other form of written confirmation from the receiving party) that the notice has been received by the other party.

(d)           In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

(e)           Amendments to any provision of this Note may be made or compliance with any term, covenant, agreement, condition or provision set forth in this Note may be waived (either generally or in a particular instance and either retroactively or prospectively) only upon written consent of the Company and the Holder.  Any amendment or waiver effected in accordance herewith shall apply to and be binding upon the Holder, upon each future holder of this Note and upon the Company, whether or not this Note shall have been marked to indicate such amendment or waiver.  No such amendment or waiver shall extend to or affect any obligation not expressly amended or waived or impair any right consequent thereon.

(f)            This Note may not be assigned by any holder (except that the Holder shall be permitted to assign this Note to Holder’s controlled Affiliates) without the prior written approval of the Company.

(g)           The Company hereby waives diligence, presentment, protest and demand, notice of protest, notice of dishonor, notice of nonpayment and any and all other notices and demands in connection with the delivery, acceptance, performance, default or enforcement of this Note. The Company further waives, to the full extent permitted by Law, the right to plead any and all statutes of limitations as a defense to any demand on this Note.

(h)           The Company agrees to pay all reasonable costs and expenses actually incurred by the Holder in connection with an Event of Default, including without limitation the fees and disbursements of counsel, advisors, consultants, examiners and appraisers for the Holder, in connection with (i) any enforcement (whether through negotiations, legal process or otherwise) of this Note in connection with such Event of Default, (ii) any workout or restructuring of this Note during the pendency of such Event of Default and (iii) any bankruptcy case or proceeding of the Company or any appeal thereof.

(i)            The section and other headings contained in this Note are for reference purposes only and shall not affect the meaning or interpretation of this Note.

(j)            This Note may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same instrument.

Signature pages follow

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed and delivered by its authorized officer, as of the date first above written.

COHEN & COMPANY INC.

By:	/s/ Joseph W. Pooler, Jr.
Name:	Joseph W. Pooler, Jr.
Title:	Executive Vice President, Chief Financial Officer and Treasurer

[Signature Page to Senior Promissory Note]

AGREED AND ACKNOWLEDGED:

EBC 2013 FAMILY TRUST

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen
Title:	Trustee

By:	/s/ Raphael Licht
Name:	Raphael Licht
Title:	Trustee

By:	/s/ Jeffrey D. Blomstrom
Name:	Jeffrey D. Blomstrom
Title:	Trustee

[Signature Page to Senior Promissory Note]